Mail Stop 3561

      November 10, 2005

Dr. Belinda Tsao Nivaggioli, CEO
Avicena Group, Inc.
228 Hamilton Avenue, Third Floor
Palo Alto, CA 94301

      Re:	Avicena Group, Inc.
   Registration Statement on Form SB-2
      Field August November 7, 2005
   File No. 333-129536

Dear Dr. Nivaggioli:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file on EDGAR all correspondence that has not been previously filed. For example, please file the company`s correspondence of September 21, 2005.

Principal Stockholders, page 46

2. We note that in the selling stockholders section, Karen Georgiou is listed as owning 4,900,000 shares of common stock prior to the offering or 9.5% of the shares outstanding. It appears that Karen Georgiou would be a beneficial owner and should be listed in the principal stockholders section as required by Item 403(a) of Regulation S-B.


3. Please describe any arrangements that may result in a change in control as required by Item 403(c) of Regulation S-B.

Part II

Item 26.  Recent Sale of Unregistered Securities

4. Please disclose the notes issued by the company between August
2005 and October 2005.  See Item 701 of Regulation S-B.

Exhibits

5. Please file on EDGAR exhibit 10.10 with all appendixes.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233, or to Mike Karney, who supervised the review of your filing, at
(202)
551-3847.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Douglas R. Newkirk, Esq.
	Fax (312) 207-6400
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Dr. Belinda Tsao Nivaggioli
Avicena Group, Inc.
November 10, 2005
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